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                                                                 EXHIBIT 23.4(A)

To the Board of Directors
and Shareholder of
Fiskars Power Systems AS

     We consent to the inclusion of our report dated March 15, 1996 with respect to the balance sheets of Fiskars Power Systems AS as of December 31, 1994, September 30, 1995 and December 31, 1995, and the related statements of income and retained earnings and of cash flows for the nine months ended September 30, 1995 and for each of the years in the three-year period ended December 31, 1995, which report appears in the registration statement on Form S-4 of Exide Electronics Group, Inc. and to the reference to our firm under the heading "Experts" in the prospectus.

Oslo, Norway

May 7, 1996

KPMG as

Tom Myhre
State Authorized Public Accountant (Norway)